14/02 '03 FRI 13:02 FAX 001

Burns Philp

03 FEB 13 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23,
SYDNEY
GPO BOX
SYDNEY
AUSTRAI

TEL: NA
TEL: INT
FAX: (02) 8247

03003824

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	14 February, 2003
SUBJECT:	APPENDIX 3B - EXERCISE OF OPTIONS
No of Pages:	10 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 2/19

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

14 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 5,860 Ordinary Shares issued pursuant to the exercise of 5,860 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,058,083,237	ordinary shares fully paid (BPC)
797,392,289	converting preference shares fully paid (BPCPA)
974,147,957	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,860
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 5,860 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 February 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,058,083,237	(a) Ordinary Shares
(b) 797,392,289	(b) Converting Preference Shares
(c) 974,147,957	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) — Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 February 2003
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

14 February, 2003

ASX ANNOUNCEMENT

CUB COMPLETES ACQUISITION OF BULMER AUSTRALIA

Carlton & United Breweries (CUB), the Australian brewing division of Foster's Group Limited (Foster's) today announced it had completed the transaction to acquire Bulmer Australia Limited (BAL), a wholly owned subsidiary of UK based HP Bulmer.

The company announced on 19 December 2002 its intention to acquire BAL subject to two pre-conditions which have now been met. Those conditions involved HP Bulmer UK shareholder and Australian regulatory approval.

The total purchase consideration is $63 million.

Further information contact:

Media:
Nicole Devlin
0418 202 375

Investor Relations:
Michael Roberts
+613 9633 2773

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	14 February, 2003
SUBJECT:	QUARTERLY / HALF YEARLY FINANCIAL INFORMATION
No of Pages:	40 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

14 February, 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

QUARTERLY / HALF YEARLY FINANCIAL INFORMATION

Please find enclosed Quarterly / Half Yearly Financial Information for Burns, Philp & Company Limited and its controlled entities for the quarter and half year ended December 31, 2002. The Quarterly / Half Yearly Financial Information is being provided to noteholders and the trustee under the terms of the Indenture dated 21 June 2002 for the 9¾% Senior Subordinated Notes due 2012 issued by Burns Philp Capital Pty Limited.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls

G:\users\SECRETAR\WORD\HELEN\Asx\gatesASX 14Feb2003.doc

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR

EACH OF THE THREE MONTHS AND SIX MONTHS PERIODS ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Page No.

Introduction

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002. It contains quarterly and six monthly financial information for Burns, Philp & Company Limited and its controlled entities for the quarter and six months ended December 31, 2002.

This unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 "Interim Financial Reporting," other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. It is recommended that this interim financial report be read in conjunction with the June 30, 2002 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the quarter in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Report is available on request or at our website "burnsphilp.com".

This interim financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Note	Three months ended December 31, 2001	Three months ended December 31, 2002	Six months ended December 31, 2001	Six months ended December 31, 2002
		(A$ million, except earnings per share amounts)			
Revenue from sale of goods		409.0	370.4	769.7	687.9
Cost of goods sold		(205.0)	(181.3)	(407.6)	(348.6)
Gross profit		204.0	189.1	362.1	339.3
Revenue from rendering of services		7.6	-	14.8	7.0
Other revenues from ordinary activities		1.8	2.0	2.4	8.3
Share of net profits of associates accounted for using the equity method		3.0	2.6	5.9	5.3
Selling, marketing and distribution expenses		(98.2)	(93.2)	(188.6)	(172.8)
General and administrative expenses		(36.1)	(29.7)	(72.5)	(64.8)
Net interest expense:					
Borrowing costs		(18.4)	(29.2)	(39.4)	(63.6)
Interest revenue		0.7	3.5	3.4	9.1
Individually significant items:					
Provision for amounts due from Kmart Corporation	1(b)(i)	(10.1)	-	(10.1)	-
Gain on sale of Australasian Terminals business	1(b)(ii)				
Sale proceeds		-	7.3	-	83.5
Carrying amount of net assets sold		-	-	-	(42.8)
Gain on sale of North America Industrial Vinegar business	1(b)(iii)				
Sale proceeds		-	76.9	-	76.9
Carrying amount of net assets sold		-	(65.8)	-	(65.8)
Gain on sale of South Yarra property	1(b)(iv)				
Sale proceeds		-	-	-	9.2
Carrying amount of property		-	-	-	(2.6)
Deferred borrowing costs provided for	1(b)(v)	-	(14.4)	-	(14.4)
Profit from ordinary activities before related income tax expense		54.3	49.1	78.0	111.8
Income tax expense relating to ordinary activities	4				
Income tax expense before individually significant income tax item		(4.8)	(5.1)	(8.8)	(10.2)
Individually significant income tax expense		-	(4.6)	-	(4.6)
Profit from ordinary activities after related income tax expense		49.5	39.4	69.2	97.0
Profit attributable to outside equity interests		(0.9)	(1.1)	(1.4)	(1.9)
Net profit attributable to Burns, Philp & Company Limited shareholders	9	48.6	38.3	67.8	95.1
Non-owner transaction changes in equity					
Net exchange difference relating to self-sustaining foreign operations		(92.0)	(2.1)	(88.9)	(6.7)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits"	1(c)(ii)	-	(0.3)	-	(0.3)
Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	10	(43.4)	35.9	(21.1)	88.1
Earnings per share — basic (cents)					
Continuing operations	13	5.5	1.8	7.1	3.5
Discontinuing operations	13	0.7	2.1	1.5	6.9
		6.2	3.9	8.6	10.4
Earnings per share — diluted (cents)					
Continuing operations	13	1.9	0.8	2.8	1.6
Discontinuing operations	13	0.2	0.8	0.5	2.4
		2.1	1.6	3.3	4.0

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of June 30, 2002	As of December 31, 2002
		(A$ million)	
Current assets			
Cash assets		923.6	515.1
Receivables		160.4	180.0
Inventories	5	123.1	117.1
Prepaid slotting allowances		16.4	14.0
Other assets		11.5	6.2
Total current assets		1,235.0	832.4
Non current assets			
Receivables		1.8	1.6
Investments accounted for using the equity method		58.6	59.1
Other financial assets	6	6.7	332.3
Property, plant and equipment		577.2	524.0
Intangible assets		319.4	467.7
Deferred tax assets		66.2	68.4
Prepaid slotting allowances		32.9	27.9
Deferred borrowing costs		34.7	20.3
Other assets		32.0	28.7
Total non current assets		1,129.5	1,530.0
Total assets		2,364.5	2,362.4
Current liabilities			
Payables		142.5	204.8
Interest bearing liabilities	7	205.8	27.7
Current tax liabilities		9.9	14.7
Provisions		38.5	21.5
Total current liabilities		396.7	268.7
Non current liabilities			
Payables		3.5	4.6
Interest bearing liabilities	7	1,449.7	1,438.6
Deferred tax liabilities		12.0	17.1
Provisions		23.1	23.4
Total non current liabilities		1,488.3	1,483.7
Total liabilities		1,885.0	1,752.4
Net assets		479.5	610.0
Equity			
Contributed equity	8	868.3	918.4
Reserves		(159.2)	(165.9)
Accumulated losses	9	(248.5)	(162.7)
Equity attributable to Burns, Philp & Company Limited shareholders		460.6	589.8
Outside equity interests		18.9	20.2
Total equity	10	479.5	610.0

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Six months ended December 31, 2001	2002
		(A$ million)	
Cash flows from operating activities			
Cash receipts in the course of operations		778.5	670.2
Cash payments in the course of operations:			
Payments to suppliers and employees		(620.6)	(517.1)
Prepaid slotting allowances paid		(17.4)	(10.8)
Dividends received from associates		8.4	4.5
Interest and other items of similar nature received		3.6	9.3
Borrowing costs paid		(36.5)	(27.7)
Income taxes		(8.5)	(3.6)
Net cash provided by operating activities		107.5	124.8
Cash flows from investing activities			
Payment for property, plant and equipment		(45.7)	(27.7)
Payment for purchase of investments:			
Shares in Goodman Fielder Limited	6	-	(325.6)
Other		(2.2)	-
Payment for businesses:			
Fleischmann's Latin America		-	(190.0)
Other		(2.1)	-
Proceeds from disposal of property, plant and equipment		1.0	16.1
Proceeds from disposal of businesses, net of cash disposed of		0.4	158.8
Other		(0.9)	(0.4)
Net cash used in investing activities	12(a)	(49.5)	(368.8)
Cash flows from financing activities			
Proceeds from issue of ordinary shares on exercise of options		16.5	50.1
Proceeds from issue of converting preference shares		104.0	-
Repayment of 7.5% Notes		(135.8)	-
Repayment of borrowings — Override Agreement		(835.0)	-
Drawdown of borrowings — New Credit Facility		822.8	-
Repayment of borrowings – New Credit Facility		-	(9.3)
Repayment of other borrowings		-	(3.2)
Buy-back of convertible debt bonds		-	(181.1)
Refinancing costs paid		(20.3)	(0.7)
Debt issue costs paid		-	(4.8)
Dividends paid – converting preference shares	3	(6.9)	(13.4)
Dividends paid – outside equity interests		-	(0.6)
Other		0.6	-
Net cash used in financing activities	12(a)	(54.1)	(163.0)
Net increase/(decrease) in cash held		3.9	(407.0)
Cash at beginning of period		216.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of the six months and cash transactions during the six months)		0.2	(1.8)
Cash at end of period	12(b)	220.1	513.9

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been adopted in the preparation of these interim financial statements, are:

(a) Basis of preparation

This unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It is recommended that this interim financial report be read in conjunction with the June 30, 2002 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the quarter in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed in this note, are consistent with those applied in the June 30, 2002 audited consolidated financial statements.

The interim report does not include full note disclosures of the type normally included in an annual financial report. These interim financial statements should be read in conjunction with the June 30, 2002 audited consolidated financial statements.

The carrying amounts of non current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the six months. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b) Individually significant items

(i) In December 2001, Kmart Corporation, a major customer of the herbs and spices business, announced it was seeking protection from its creditors under U.S. bankruptcy laws. As a result, a provision of A$10.1 million, being the full amount outstanding from Kmart Corporation, was made as at December 31, 2001.

(ii) On August 7, 2002, the Company announced that it had entered into an agreement to sell the Terminals business to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002 resulting in a A$40.7 million gain. A gain of A$33.4 million was included in the consolidated profit for the three months ended September 30, 2002 with an additional gain of A$7.3 million being brought to account in the three months ended December 31, 2002.

(iii) On August 23, 2002, the Company announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on October 9, 2002, resulting in a A$11.1 million gain for the six months ended December 31, 2002.

(iv) Following the closure of the South Yarra yeast manufacturing facility in Australia in July 2002, the South Yarra property was sold, resulting in a A$6.6 million gain for the six months ended December 31, 2002.

(v) As part of the proposed acquisition of Goodman Fielder Limited (refer note 6(a) for further details), the Group's existing senior funding facility will be refinanced. If the proposed acquisition proceeds, certain existing deferred costs incurred in establishing the Group's existing secured facility will be expensed. A provision of A$14.4 million has been created at December 31, 2002 to meet this potential expense.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 1. Statement of Significant Accounting Policies (cont.)

(c) Changes in accounting policies

(i) Foreign currency translation

The Group has applied the revised Australian Accounting Standard AASB1012 "Foreign Currency Translation" (issued in November 2000) for the first time from July 1, 2002.

The primary change in the revised AASB1012, as it applies to the Group, is the requirement that financial reports of self-sustaining foreign operations in hyperinflationary economies be adjusted for inflation before translation.

As a result of this change in accounting policy, the current six month's profit from ordinary activities before tax decreased by A$0.6 million. There was no impact on opening accumulated losses at July 1, 2002.

(ii) Employee benefits

The Group has applied the revised Australian Accounting Standard AASB1028 "Employee Benefits" (issued in June 2001) for the first time from July 1, 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, not wage and salary rates current as of each reporting date.

As a result of this change in accounting policy, opening accumulated losses at July 1, 2002 increased by A$0.3 million and the current six month's profit from ordinary activities before tax decreased by A$0.1 million.

(iii) Provisions, contingent liabilities and contingent assets

The Group has applied Australian Accounting Standard AASB1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from July 1, 2002. AASB1044 codifies recognition, measurement and disclosure requirements for provisions, contingent liabilities and contingent assets. Specifically, a provision should only be recognized when a present obligation exists.

As a result of this change in accounting policy, there was no impact on opening accumulated losses at July 1, 2002 or the current six month's consolidated profit.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting

Business and geographic segments

The Group operated in four main business segments during the six months ended December 31, 2001 and 2002, with additional insignificant activity segmented in Other and Corporate. The Group's business segments were identified based on the nature of the products provided and services rendered. During the current six months, the Terminals and Vinegar businesses were sold. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Business segment	*Geographic segment*	*Products and services*
Yeast/Bakery	North America South America Europe Asia Pacific	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Vinegar	North America	Industrial vinegar
Terminals	Asia Pacific	Bulk liquid storage
Other	Asia Pacific	Various
Corporate / T&D	North America Europe Asia Pacific	Administration and technology and development

Major customers

No single customer represents 10% or more of the Group's consolidated revenue.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Primary reporting by business segment

A$ million

Three months ended December 31, 2001	Yeast/Bakery North America	Yeast/Bakery South America	Yeast/Bakery Europe	Yeast/Bakery Asia Pacific	Yeast/Bakery Total	Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Revenue											
External segment revenue from sale of goods and rendering of services*	114.2	50.5	41.0	37.9	243.6	145.8	18.9	7.6	0.7	-	416.6
Interest revenue											0.7
Other unallocated revenue											1.8
Total revenue from ordinary activities											419.1
Result											
Segment result	34.0	5.8	5.6	6.6	52.0	18.1	1.9	3.3	-	(6.3)	69.0
Share of net profits of associates	-	0.5	1.3	1.2	3.0	-	-	-	-	-	3.0
EBIT	34.0	6.3	6.9	7.8	55.0	18.1	1.9	3.3	-	(6.3)	72.0
Net interest expense											(17.7)
Profit from ordinary activities before income tax											54.3
Income tax expense											(4.8)
Profit from ordinary activities after income tax											49.5
Outside equity interests											(0.9)
Net profit											48.6
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(5.8)	(3.9)	(3.1)	(2.2)	(15.0)	(2.0)	(1.0)	(1.3)	(0.1)	(0.1)	(19.5)
Amortization of prepaid slotting allowances	-	-	-	-	-	(7.2)	-	-	-	-	(7.2)
Net expense from movements in provisions **	(1.6)	(4.2)	(1.0)	(0.3)	(7.1)	(2.1)	(0.5)	(0.5)	-	2.5	(7.7)
Individually significant item:											
- Provision for amounts due by Kmart Corporation	-	-	-	-	-	(10.1)	-	-	-	-	(10.1)
Acquisitions of non current assets during the three months	1.3	11.6	2.1	4.7	19.7	3.3	3.1	1.1	0.1	-	27.3

* There were no significant inter-segment sales
** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Primary reporting by business segment (cont.)

A$ million

	Yeast/Bakery					Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Three months ended December 31, 2002	North America	South America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods and rendering of services*	102.4	43.3	40.2	40.3	226.2	140.7	2.5	-	1.0	-	370.4
Proceeds on sale of businesses and property								-	-	84.2	84.2
Interest revenue											3.5
Other unallocated revenue											2.0
Total revenue from ordinary activities											460.1
Result											
Segment result	29.0	2.1	5.6	7.7	44.4	29.2	(0.1)	(0.1)	0.1	(1.3)	72.2
Share of net profits of associates	-	0.4	1.2	1.0	2.6	-	-	-	-	-	2.6
EBIT	29.0	2.5	6.8	8.7	47.0	29.2	(0.1)	(0.1)	0.1	(1.3)	74.8
Net interest expense											(25.7)
Profit from ordinary activities before income tax											49.1
Income tax expense											(9.7)
Profit from ordinary activities after income tax											39.4
Outside equity interests											(1.1)
Net profit											38.3
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(4.3)	(3.0)	(3.4)	(2.2)	(12.9)	(1.7)	(0.3)	-	(0.1)	(0.1)	(15.1)
Amortization of prepaid slotting allowances	-	-	-	-	-	(10.2)	-	-	-	-	(10.2)
Net expense from movements in provisions **	(1.4)	(0.5)	(1.1)	(0.3)	(3.3)	(1.3)	(0.4)	-	-	1.8	(3.2)
Individually significant items:											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	7.3	7.3
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Deferred borrowing costs provided for	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Acquisitions of non current assets during the three months	2.7	192.9	2.1	4.7	202.4	0.6	-	-	-	-	203.0

* There were no significant inter-segment sales
** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Primary reporting by business segments (cont.)

$A million

	Yeast/Bakery					Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2001	North America	South America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods and rendering of services*	203.8	106.8	78.0	70.3	458.9	266.7	42.3	14.8	1.8	-	784.5
Interest income											3.4
Other unallocated revenue											2.4
Total revenue											790.3
Result											
Segment result	50.5	11.0	10.0	9.5	81.0	27.1	5.6	5.4	-	(11.0)	108.1
Share of net profits of associates	-	1.2	2.5	2.2	5.9	-	-	-	-	-	5.9
EBIT	50.5	12.2	12.5	11.7	86.9	27.1	5.6	5.4	-	(11.0)	114.0
Net interest expense											(36.0)
Profit from ordinary activities before income tax											78.0
Income tax expense											(8.8)
Profit from ordinary activities after income tax											69.2
Outside equity interests											(1.4)
Net profit											67.8
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(11.6)	(8.0)	(5.9)	(4.4)	(29.9)	(3.9)	(2.0)	(2.7)	(0.1)	(0.3)	(38.9)
Amortization of prepaid slotting allowances	-	-	-	-	-	(15.2)	-	-	-	-	(15.2)
Net expense from movements in provisions**	(1.6)	(4.4)	(1.2)	(1.2)	(8.4)	(2.1)	(0.5)	(0.8)	-	(0.3)	(12.1)
Individually significant items:											
- Provision for amounts due by Kmart Corporation	-	-	-	-	-	(10.1)	-	-	-	-	(10.1)
Assets											
Segment assets	452.4	241.9	220.4	215.5	1,130.2	272.7	83.3	55.3	3.1	41.3	1,585.9
Equity accounted investments	-	12.8	27.3	24.8	64.9	-	-	-	-	-	64.9
Unallocated assets											152.3
Consolidated total assets	452.4	254.7	247.7	240.3	1,195.1	272.7	83.3	55.3	3.1	41.3	1,803.1
Liabilities											
Segment liabilities	49.6	23.6	41.5	26.2	140.9	59.2	6.6	4.7	0.5	26.1	238.0
Unallocated liabilities											1,067.3
Consolidated total liabilities	49.6	23.6	41.5	26.2	140.9	59.2	6.6	4.7	0.5	26.1	1,305.3
Acquisitions of non current assets during the six months	2.9	20.1	7.9	8.9	39.8	4.5	3.9	1.7	0.1	-	50.0

* There were no significant inter-segment sales
** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Primary reporting by business segments (cont.)

($A million)

	Yeast/Bakery					Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2002	North America	South America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods and rendering of services*	184.8	73.1	79.7	75.8	413.4	247.5	25.5	7.0	1.5	-	694.9
Proceeds from sales of businesses and property				9.2	9.2					160.4	169.6
Interest income											9.1
Other unallocated revenue											8.3
Total revenue	184.8	73.1	79.7	85.0	422.6	247.5	25.5	7.0	1.5	160.4	881.9
Result											
Segment result	46.1	7.3	10.9	20.0	84.3	43.4	3.7	1.6	0.1	27.9	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3	-	-	-	-	-	5.3
EBIT	46.1	8.2	13.2	22.1	89.6	43.4	3.7	1.6	0.1	27.9	166.3
Net interest expense											(54.5)
Profit from ordinary activities before income tax											111.8
Income tax expense											(14.8)
Profit from ordinary activities after income tax											97.0
Outside equity interests											(1.9)
Net profit											95.1
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(8.7)	(4.5)	(6.8)	(4.5)	(24.5)	(3.4)	(1.4)	(1.6)	(0.1)	(0.2)	(31.2)
Amortization of prepaid slotting allowances	-	-	-	-	-	(18.4)	-	-	-	-	(18.4)
Net expense from movements in provisions**	(1.4)	(0.6)	(1.4)	(0.3)	(3.7)	(2.0)	(0.4)	(0.1)	-	(0.4)	(6.6)
Individually significant items											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	40.7	40.7
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
- Deferred borrowing costs provided for	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Assets											
Segment assets	390.1	361.6	230.5	210.6	1,192.8	239.7	-	-	3.0	58.7	1,494.2
Equity accounted investments	-	11.2	24.2	23.7	59.1	-	-	-	-	-	59.1
Unallocated assets											809.1
Consolidated total assets	390.1	372.8	254.7	234.3	1,251.9	239.7	-	-	3.0	58.7	2,362.4
Liabilities											
Segment liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	76.8	255.4
Unallocated liabilities											1,497.0
Consolidated total liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	76.8	1,752.4
Acquisitions of non current assets during the six months	5.4	195.7	3.1	8.2	212.4	2.6	0.4	2.2	-	0.1	217.7

* There were no significant inter-segment sales
** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Secondary reporting by geographical segments

A$ million

Three months ended December 31, 2001	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	278.9	50.5	41.0	46.2	416.6
Proceeds from sale of businesses and property					-
Interest revenue					0.7
Other unallocated revenue					1.8
Total revenue from ordinary activities	278.9	50.5	41.0	46.2	419.1
Result					
Segment result	53.2	5.8	5.5	4.5	69.0
Share of net profits of associates	-	0.5	1.3	1.2	3.0
EBIT	53.2	6.3	6.8	5.7	72.0
Assets					
Segment assets	830.8	241.9	227.5	285.7	1,585.9
Equity accounted investments	-	12.8	27.3	24.8	64.9
Unallocated assets	-	-	-	-	152.3
Consolidated total assets	830.8	254.7	254.8	310.5	1,803.1
Acquisitions of non current assets during the three months	7.7	11.6	2.1	5.9	27.3

A$ million

Three months ended December 31, 2002	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	245.6	43.3	40.2	41.3	370.4
Proceeds from sale of businesses and property	76.9	-	-	7.3	84.2
Interest revenue					3.5
Other unallocated revenue					2.0
Total revenue from ordinary activities	322.5	43.3	40.2	48.6	460.1
Result					
Segment result	67.1	2.1	5.3	(2.3)	72.2
Share of net profits of associates	-	0.4	1.2	1.0	2.6
EBIT	67.1	2.5	6.5	(1.3)	74.8
Assets					
Segment assets	637.2	361.6	235.7	259.7	1,494.2
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets	-	-	-	-	809.1
Consolidated total assets	637.2	372.8	259.9	283.4	2,362.4
Acquisitions of non current assets during the three months	3.2	192.9	4.0	2.9	203.0

* There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 2. Segment Reporting (cont.)

Secondary reporting by geographical segments (cont.)

A$ million

Six months ended December 31, 2001	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	512.8	106.8	78.0	86.9	784.5
Interest income	-	-	-	-	3.4
Other unallocated revenue	-	-	-	-	2.4
Total revenue from ordinary activities	512.8	106.8	78.0	86.9	790.3
Result					
Segment result	81.6	11.0	9.8	5.7	108.1
Share of net profits of associates	-	1.2	2.5	2.2	5.9
EBIT	81.6	12.2	12.3	7.9	114.0
Assets					
Segment assets	830.8	241.9	227.5	285.7	1,585.9
Equity accounted investments	-	12.8	27.3	24.8	64.9
Unallocated assets					152.3
Consolidated total assets	830.8	254.7	254.8	310.5	1,803.1
Acquisitions of non current assets during the six months	11.3	20.1	7.9	10.7	50.0

$A million

Six months ended December 31, 2002	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	457.8	73.1	79.7	84.3	694.9
Proceeds from sales of businesses and property	76.9	-	-	92.7	169.6
Interest income	-	-	-	-	9.1
Other unallocated revenue	-	-	-	-	8.3
Total revenue from ordinary activities	534.7	73.1	79.7	177.0	881.9
Result					
Segment result	103.7	7.3	10.4	39.6	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3
EBIT	103.7	8.2	12.7	41.7	166.3
Assets					
Segment assets	637.2	361.6	235.7	259.7	1,494.2
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets					809.1
Consolidated total assets	637.2	372.8	259.9	283.4	2,362.4
Acquisitions of non current assets during the six months	8.3	195.7	5.0	8.7	217.7

* There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 3. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (previous corresponding six months nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current six months were as follows:

July 1, 2002:	0.55480 cents per CP Share (unfranked)	$4.4 million *
September 30, 2002:	0.56100 cents per CP Share (unfranked)	$4.5 million
December 31, 2002:	0.56710 cents per CP Share (unfranked)	$4.5 million

* Provided as of June 30, 2002

Interim dividends paid on the CP Shares in the previous corresponding six months were as follows:

October 2, 2001:	0.31438 cents per CP Share (0.31438 cents franked)	$2.5 million
December 31, 2001:	0.55480 cents per CP Share (0.55480 cents franked)	$4.4 million

Interim Dividends on all securities

	Six months ended December 31, 2001	2002
	(A$ million)	
Ordinary shares	-	-
CP Shares		
Provided as of June 30, 2002 and paid July 1, 2002	-	4.4
Declared and paid during the six months	6.9	9.0
Total	6.9	13.4

Dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2003 will be March 31, 2003 and June 30, 2003.

Franking credits available

As of December 31, 2002 there was no balance available for franking.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 4. Income Tax

	Three months ended December 31, 2001	Three months ended December 31, 2002	Six months ended December 31, 2001	Six months ended December 31, 2002
	(A$ million)			
Income tax expense relating to ordinary activities				
Profit from ordinary activities before related income tax expense	54.3	49.1	78.0	111.8
Prima facie income tax expense calculated at 30% (2001) and 30% (2002) on profit from ordinary activities	(16.3)	(14.7)	(23.4)	(33.5)
(Increase)/decrease in income tax expense due to:				
Gain on sale of Australasian Terminals business not taxable	-	2.5	-	12.5
Tax losses and timing differences *not previously recognized*	11.1	10.2	14.6	15.3
Share of net profits of associates	0.9	0.8	1.8	1.6
Differences in overseas tax rates	(1.8)	(2.1)	(3.7)	(4.8)
Other permanent adjustments	1.3	(1.8)	1.9	(1.3)
Income tax expense relating to ordinary activities before individually significant income tax item	(4.8)	(5.1)	(8.8)	(10.2)
Individually significant income tax item:				
Income tax expense resulting from a subsidiary ownership restructuring	-	(4.6)	-	(4.6)
Income tax expense on ordinary activities	(4.8)	(9.7)	(8.8)	(14.8)

Note 5. Inventories

	June 30, 2002	December 31, 2002
	(A$ million)	
Current		
Finished goods (a)	64.7	57.2
Provision against finished goods	(1.9)	(1.0)
Work in progress (a)	7.6	7.5
Raw materials (a)	55.2	55.6
Provision against raw materials	(2.5)	(2.2)
Total inventories	123.1	117.1

(a) At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 6. Other Financial Assets

	June 30, 2002	December 31, 2002
	(A$ million)	
Non current		
Shares in Goodman Fielder Limited (a)	-	325.6
Shares in other corporations (b)	4.0	4.0
U.S. Treasury Notes	2.7	2.7
Total non current other financial assets	6.7	332.3

(a) On December 13, 2002 the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited, a listed Australian public company, for A$325.6 million. On January 3, 2003, the Group made an offer for all of the remaining outstanding ordinary shares of Goodman Fielder Limited for cash, at a price of A$1.85 per share.

The Group's offer to acquire Goodman Fielder Limited is subject to a number of contingencies and conditions, including regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions.

Please refer to note 15 for additional information regarding our offer to purchase the outstanding ordinary shares of Goodman Fielder Limited.

(b) Written down to recoverable amount.

Note 7. Interest Bearing Liabilities

	June 30, 2002	December 31, 2002
	(A$ million)	
Current		
Secured		
Senior indebtedness	17.8	17.7
Bank overdrafts	0.9	1.2
Other indebtedness	12.3	8.8
Unsecured		
Debt Bonds [a]	174.8	-
Total current interest bearing liabilities	205.8	27.7
Non current		
Secured		
Senior indebtedness	738.7	728.5
Other indebtedness	-	1.8
Unsecured		
9 ¾% senior subordinated notes due 2012 [b]	711.0	708.3
Total non current interest bearing liabilities	1,449.7	1,438.6

(a) All of the outstanding Debt Bonds were redeemed by Burns Philp Treasury (Europe) BV on September 9, 2002 (refer note 8 for further details).

(b) On June 21, 2002, a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering, U.S.$400 million of senior subordinated notes that bear interest at 9 ¾% and mature on July 15, 2012. On August 9, 2002, Burns, Philp & Company Limited lodged with the Securities and Exchange Commission in the United States, a Form F-4 Registration Statement for registration of an exchange offer under which the 9 ¾% senior subordinated notes due 2012 will be exchanged for registered notes.

The payment of principal and interest, and the performance of all other obligations in respect of the 9 ¾% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its subsidiaries.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 8. Contributed Equity

	June 30, 2002	December 31, 2002
	(A$ million)	
Issued and paid-up share capital		
1,053,070,637 (June 2002 — 802,685,992) ordinary shares, fully paid	634.4	684.5
797,393,289 (June 2002 — 797,395,767) converting preference shares, fully paid	233.9	233.9
	868.3	918.4

Movements since June 30, 2002 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), share options (2003 Options) and employee share options, and the guaranteed subordinated convertible debt bonds issued by Burns Philp Treasury (Europe) BV (Debt Bonds), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2002	802,685,992	634.4
Exercise of 2003 Options	250,382,167	50.1
Conversion of CP Shares	2,478	-
Ordinary shares as of December 31, 2002	1,053,070,637	684.5

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

On December 12, 2002, certain entities associated with our major shareholder, Mr. Hart, exercised options to acquire approximately 250.0 million of our ordinary shares. Proceeds from the exercise of these options were approximately A$50.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 8. Contributed Equity (cont.)

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2002	797,395,767	233.9
CP Shares converted into ordinary shares during current six months	(2,478)	-
CP Shares as of December 31, 2002	797,393,289	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

5.5% Guaranteed Subordinated Convertible Debt Bonds (Debt Bonds)

	Number of bonds	A$ million
Issued bonds as of June 30, 2002	19,665	174.8
Foreign currency fluctuation	-	6.3
Bonds redeemed and cancelled during current six months	(19,665)	(181.1)
Issued bonds as of December 31, 2002	-	-

The Debt Bonds due 2004 were issued by Burns Philp Treasury (Europe) BV (BPTE), together with non detachable subordinated conversion bonds (Conversion Bonds), issued by Burns, Philp & Company Limited on March 24, 1994.

The Debt Bonds were issued in denominations of U.S.$5,000 each and were fully paid. The Conversion Bonds were issued in denominations of U.S.$5,000 each and were paid up to U.S.$0.01 each upon issue.

Subject to the Senior Funding Agreement, BPTE had the right to redeem the Debt Bonds at par in multiples of U.S.$1 million during the period May 15, 1997 to April 30, 2004. On September 9, 2002 BPTE, after having given notice to the Trustee and holders of the Debt Bonds on August 1, 2002, redeemed all the outstanding Debt Bonds. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options Issued	1,500,000,000
Exercised as of June 30, 2002	(270,458,276)
Exercised during current six months	(250,382,167)
Issued 2003 Options as of December 31, 2002	979,159,557

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998.

On December 12, 2002, certain entities associated with our major shareholder, Mr. Hart, exercised options to acquire approximately 250.0 million of our ordinary shares. Proceeds from the exercise of these options were approximately A$50.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 8. Contributed Equity (cont.)

The main terms of the 2003 Options are as follows:

1.	Issuer:	Burns, Philp & Company Limited.
2.	Exercise Price:	A$0.20
3.	Exercise Dates:	The holder may elect to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5:00 pm on August 14, 2003.
4.	Tradeability:	The 2003 Options are quoted on the ASX under code BPCO.
5.	Ranking of shares issued on exercise of Options:	Ordinary shares issued on exercise of 2003 Options will rank in all respects pari passu with the Company's issued ordinary shares.
6.	Rights of Optionholders to participate in any share issue or interest issue of the Company:	A holder of 2003 Options is entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

Incentive plan share options

During the current six months, no options were issued, no options were exercised and 69,950 options were forfeited.

There were no incentive plan share options remaining on issue at December 31, 2002.

Note 9. Accumulated Losses

	Six months ended December 31, 2002 (A$ million)
Accumulated losses as of June 30, 2002	(248.5)
Net profit attributable to Burns, Philp & Company Limited shareholders	95.1
Dividends declared and paid during the six months— CP Shares	(9.0)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits" (refer note 1(c)(ii))	(0.3)
Accumulated losses as of December 31, 2002	**(162.7)**

Note 10. Total Equity

	Six months ended December 31, 2002 (A$ million)
Total equity as of June 30, 2002	479.5
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in statements of financial performance	88.1
Transactions with Burns, Philp & Company Limited shareholders as owners:	
Contributions of equity	50.1
Dividends declared and paid during the six months – CP Shares	(9.0)
Total changes in outside equity interests	1.3
Total equity as of December 31, 2002	**610.0**

**BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002**

Note 11. Acquisition/Disposal of Controlled Entities

Control was not gained over any entity during the current six months, or the previous corresponding six months, having a material effect on the consolidated profit.

On October 31, 2002, the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, for a total consideration of A$210.2 million, of which A$190.0 million was paid in the current period.

With the sale of the Australasian Terminals business during the current six months, there was a loss of control over wholly owned controlled entities, Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in a A$40.7 million gain being brought to account in the current six months' consolidated profit (refer also notes 1(b)(ii) and 14). These controlled entities contributed A$1.5 million to the current six months' consolidated profit (2001 – A$5.1 million).

There was no loss of control of any entity during the previous corresponding six months having a material effect on the consolidated profit.

Note 12. Cash Flow

(a) Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current six months.

During the previous corresponding six months, A$260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy-Back Offer. Total consideration for the Notes Buy-Back comprised cash of A$130.45 million and a A$130.45 million allotment of Converting Preference Shares. In addition, A$5.3 million of the 7.5% Notes were redeemed for cash during the previous corresponding six months.

	December 31, 2001	December 31, 2002
	(A$ million)	
(b) Reconciliation of cash		
Cash assets	222.4	515.1
Bank overdrafts	(2.3)	(1.2)
Cash as per statements of cash flows	220.1	513.9

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 13. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding (refer note 8 for further details)

(b) CP Shares (refer note 8 for further details)

Earnings reconciliation

	Three months ended December 31,		Six months ended December 31,	
	2001	2002	2001	2002
	(A$ million)			
Net profit attributable to Burns, Philp & Company Limited shareholders	48.6	38.3	67.8	95.1
Less: CP Shares dividend	(4.4)	(4.5)	(6.9)	(9.0)
Basic earnings	44.2	33.8	60.9	86.1
Add: CP Shares dividend	4.4	4.5	6.9	9.0
Diluted earnings	48.6	38.3	67.8	95.1
Basic earnings comprise:				
Continuing operations	39.2	15.5	50.2	29.0
Discontinuing operations (a)	5.0	18.3	10.7	57.1
	44.2	33.8	60.9	86.1
Diluted earnings comprise:				
Continuing operations	43.6	20.0	57.1	38.0
Discontinuing operations (a)	5.0	18.3	10.7	57.1
	48.6	38.3	67.8	95.1

Weighted average number of shares used as the denominator

	Three months ended December 31, 2002		Six months ended December 31, 2002	
	Shares (million)	Shares (million)	Shares (million)	Shares (million)
Number for basic earnings per share	718.4	854.6	709.4	828.6
Adjust for:				
Effect of 2003 Options	789.5	722.2	767.2	767.0
Effect of CP Shares	797.6	797.4	607.1	797.4
Number for diluted earnings per share	2,305.4	2,374.2	2,083.7	2,393.0

(a) Earnings for the three months ended December 31, 2002 include an A$11.1 million gain on sale of the North American Industrial Vinegar business and an additional gain of A$7.3 million on sale of the Australasian Terminals business, a gain of A$33.4 million having already been included in the consolidated profit for the three months ended September 30, 2002.

Earnings for the six months ended December 31, 2002 include an A$11.1 million gain on sale of the North American Industrial Vinegar business and an A$40.7 million gain on sale of the Australasian Terminals business (refer notes 1(b)(ii) and 1(b)(iii) for further details).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 14. Discontinuing Operations

Terminals and Vinegar business segments

On April 18, 2002 the Board announced its plan to sell the Australasian Terminals business and the North American Industrial Vinegar business and the sales of these businesses were completed in the current six months.

Gains on the sales of A$40.7 million (Australasian Terminals business) and A$11.1 million (North American Industrial Vinegar business) have been brought to account in the current six month's consolidated profit (refer notes 1(b)(ii) and 1(b)(iii) for further details).

These businesses have been separately reported as business segments in note 2 up until the date of sale. Additional financial information in respect of these business segments is set out below:

	Terminals				Vinegar			
	Three months ended December 31,		Six months ended December 31,		Three months ended December 31,		Six months ended December 31,	
A$ million	2001	2002	2001	2002	2001	2002	2001	2002
Financial performance information								
Revenue from ordinary activities	7.4	-	14.8	7.0	18.9	2.5	42.3	25.5
Expenses from ordinary activities	(4.1)	-	(9.4)	(5.4)	(17.0)	(2.6)	(36.7)	(21.8)
Segment result (EBIT)	3.3	-	5.4	1.6	1.9	(0.1)	5.6	3.7
Net interest revenue	-	-	-	-	-	0.1	-	0.1
Profit from ordinary activities before income tax	3.3	-	5.4	1.6	1.9	-	5.6	3.8
Income tax expense	(0.2)	-	(0.3)	(0.1)	-	-	-	-
Net profit	3.1	-	5.1	1.5	1.9	-	5.6	3.8
Cash flow information								
Net cash provided by operating activities	(0.4)	-	1.6	0.8	3.8	0.2	6.3	6.3
Net cash (used in) investing activities	(1.0)	-	(1.6)	(2.2)	(3.1)	-	(3.8)	(0.4)
Net increase in cash held	(1.4)	-	-	(1.4)	0.7	0.2	2.5	5.9
Financial position information as at December 31								
Total assets			55.3	-			83.3	-
Total liabilities			5.9	-			6.6	-
Net assets			49.4	-			76.7	-

Note 15. Events Subsequent to Balance Date

On January 3, 2003, BPC1 Pty. Ltd., a wholly owned subsidiary of Burns, Philp & Company Limited, issued a Bidder's Statement for the acquisition of all the ordinary shares of Goodman Fielder Limited (ABN 44 000 003 958) for cash, at a price of A$1.85 per share, or approximately A$2,200 million in the aggregate. On February 6, 2003, the Group announced that it had acquired an additional 41 million outstanding ordinary shares of Goodman Fielder at an aggregate purchase price of approximately A$74.6 million. This acquisition increased the Group's ownership interest in Goodman Fielder to approximately 19.8% of Goodman Fielder's outstanding ordinary shares, including outstanding ordinary shares of Goodman Fielder that the Group had previously acquired. The Group's aggregate offer of approximately A$2,200 million includes approximately A$400.2 million for the 19.8% of Goodman Fielder's outstanding ordinary shares that the Group has already acquired.

BURNS, PHILIP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 16. Condensed Consolidating Guarantor Financial Information

Issuer of the 9 ¾% senior subordinated notes due 2012, and the Guarantor and the Non-Guarantor entities of the 9 ¾% senior subordinated notes due 2012.

A$ million	Parent	Issuer	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the six months ended December 31, 2001						
Revenue from sale of goods	-	-	599.6	170.1	-	769.7
Revenue from rendering services	-	-	14.8	-	-	14.8
Other revenues from ordinary activities	8.5	-	1.6	0.8	(8.5)	2.4
Total revenue	8.5	-	616.0	170.9	(8.5)	786.9
Costs and expenses:						
Cost of sales	-	-	304.1	103.5	-	407.6
Cost of services	-	-	8.2	-	-	8.2
Selling, marketing and distribution	-	-	162.5	26.1	-	188.6
General and administrative	5.2	-	38.6	22.7	(2.2)	64.3
Individually significant item	-	-	10.1	-	-	10.1
Total costs and expenses	5.2	-	523.5	152.3	(2.2)	678.8
Operating income	3.3	-	92.5	18.6	(6.3)	108.1
Interest expense	(0.6)	-	(40.6)	(8.8)	10.6	(39.4)
Interest income	2.0	-	8.1	3.9	(10.6)	3.4
Share of net profit of associates accounted for using the equity method	-	-	4.7	1.2	-	5.9
Minority interests	-	-	-	(1.4)	-	(1.4)
Profit/(loss) before income taxes	4.7	-	64.7	13.5	(6.3)	76.6
Income tax benefit/(expense)	4.0	-	(9.0)	(3.8)	-	(8.8)
Equity in earnings of subsidiaries	59.1	-	11.9	4.0	(75.0)	-
Net profit/(loss)	67.8	-	67.6	13.7	(81.3)	67.8

A$ million	Parent	Issuer	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the six months ended December 31, 2002						
Revenue from sale of goods	-	-	549.3	138.6	-	687.9
Revenue from rendering services	-	-	-	7.0	-	7.0
Other revenues from ordinary activities	13.3	-	7.3	0.9	(13.2)	8.3
Total revenue	13.3	-	556.6	146.5	(13.2)	703.2
Costs and expenses:						
Cost of sales	-	-	265.6	83.0	-	348.6
Cost of services	-	-	-	5.4	-	5.4
Selling, marketing and distribution	-	-	149.5	23.3	-	172.8
General and administrative	8.6	(19.1)	56.4	3.4	10.1	59.4
Individually significant items	-	-	(41.6)	-	(2.4)	(44.0)
Total costs and expenses	8.6	(19.1)	429.9	115.1	7.7	542.2
Operating income	4.7	19.1	126.7	31.4	(20.9)	161.0
Interest expense	-	(35.6)	(61.8)	(7.4)	41.2	(63.6)
Interest income	7.5	29.3	11.3	2.2	(41.2)	9.1
Share of net profit of associates accounted for using the equity method	-	-	4.4	0.9	-	5.3
Minority interests	-	-	-	(2.0)	0.1	(1.9)
Profit/(loss) before income taxes	12.2	12.8	80.6	25.1	(20.8)	109.9
Income tax benefit/(expense)	2.2	-	(4.6)	(13.4)	1.0	(14.8)
Equity in earnings of subsidiaries	80.7	-	11.7	3.4	(95.8)	-
Net profit/(loss)	95.1	12.8	87.7	15.1	(115.6)	95.1

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002

Note 16. Condensed Consolidating Guarantor Financial Information (cont.)

A$ million	Parent	Issuer	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2002						
Total current assets	23.8	695.5	406.7	120.0	(11.0)	1,235.0
Net property, plant and equipment	0.1	-	405.7	171.4	-	577.2
Goodwill and other intangibles	-	-	266.8	52.6	-	319.4
Investments	198.8	-	528.2	85.8	(747.5)	65.3
Intra-group receivables	251.5	-	102.8	447.3	(801.6)	-
Total other assets	-	18.3	128.0	21.3	-	167.6
Total assets	474.2	713.8	1,838.2	898.4	(1,560.1)	2,364.5
Total current liabilities	9.4	1.7	340.9	55.7	(11.0)	396.7
Long term debt	-	711.0	738.7	-	-	1,449.7
Other long term liabilities	0.5	-	30.3	7.8	-	38.6
Intra-group payables	3.7	0.9	658.8	138.2	(801.6)	-
Total liabilities	13.6	713.6	1,768.7	201.7	(812.6)	1,885.0
Shareholders' equity	460.6	0.2	69.5	696.7	(747.5)	479.5

A$ million	Parent	Issuer	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of December 31, 2002						
Total current assets	8.2	0.4	685.5	150.3	(12.0)	832.4
Net property, plant and equipment	0.1	-	324.8	199.1	-	524.0
Goodwill and other intangibles	-	-	283.9	183.8	-	467.7
Investments	272.5	-	865.9	86.6	(833.6)	391.4
Intra-group receivables	328.7	735.2	199.7	371.8	(1,635.4)	-
Total other assets	-	22.0	104.3	20.6	-	146.9
Total assets	609.5	757.6	2,464.1	1,012.2	(2,481.0)	2,362.4
Total current liabilities	5.0	36.3	171.5	67.9	(12.0)	268.7
Long term debt	-	708.3	728.5	1.8	-	1,438.6
Other long term liabilities	0.5	-	36.0	8.6	-	45.1
Intra-group payables	14.2	-	1,394.2	227.0	(1,635.4)	-
Total liabilities	19.7	744.6	2,330.2	305.3	(1,647.4)	1,752.4
Shareholders' equity	589.8	13.0	133.9	706.9	(833.6)	610.0

Management's Discussion and Analysis of Results of Operations and Financial Condition

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "projects," "plan," "anticipates," "believes," "expects," "intends" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- our significant debt levels;
- our ability to incur substantially more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- the availability of supply sources;
- our potential acquisition of Goodman Fielder and the terms of additional indebtedness and other liabilities we may incur in connection with that acquisition;
- our ability to successfully complete and integrate acquisitions, including our proposed acquisition of Goodman Fielder;
- the impact of environmental and other government regulation on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

The forward-looking statements, including our plans, objectives, goals and strategies, contained in this offering circular do not reflect any acquisition of Goodman Fielder except where expressly so stated. We take no responsibility for the accuracy or completeness of any financial or other information regarding Goodman Fielder that is included in this offering circular, including any forward-looking statements relating thereto. See "The Acquisition" for additional information about this proposed acquisition. This acquisition, if consummated, would likely require that we change our plans and strategies.

Three Month Period Ended December 31, 2002
Compared to Three Month Period Ended December 31, 2001

Overview

Net profit for the three month period ended December 31, 2002 decreased to A$38.3 million from A$48.6 million in the corresponding period of fiscal 2002. The decrease was primarily due to increased interest expense, arising from the issue of U.S.$400 million of 9¾% senior subordinated notes due 2012 in June 2002 and the appreciation of the Australian dollar against the US dollar and Argentinian peso.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, decreased 11.1% to A$370.4 million for the three month period ended December 31, 2002, from A$416.6 million for the three month period ended December 31, 2001. This decrease was principally due to the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America, as well as reduced volumes in our North American consumer yeast business. These factors were partially offset by price increases in certain markets, volume growth, primarily in Asia and Portugal and the inclusion of the recently acquired Fleischmann's yeast and industrial bakery ingredients business in Latin America.

Yeast and Bakery Ingredients

Operating revenue in our yeast and bakery ingredients business in the three month period ended December 31, 2002 decreased 7.1% to A$226.2 million from A$243.6 million in the three month period ended December 31, 2001. Revenue declined approximately A$45.0 million as a result of changes in foreign currency exchange rate movements versus the Australian dollar.

Revenue in North America decreased 10.3% to A$102.4 million in the second three months of fiscal 2003 from A$114.2 million in the corresponding period in fiscal 2002. The decrease was primarily due to movements in the Australian dollar exchange rate against both the U.S. and Canadian dollars leading to a net decline of approximately A$9.8 million. The contraction in the consumer yeast market further decreased revenue. We have responded to our competitor's aggressive pricing tactics in this market and have recovered some market share, now at 66.8%. Additional sales volumes in both our industrial yeast and yeast extract businesses have partially offset this decline.

Revenue in Europe decreased 2.0% to A$40.2 million in the current quarter from A$41.0 million in the prior corresponding period. Price increases in Germany were offset by lower sales in yeast extracts.

Revenue in South America decreased 14.3% to A$43.3 million in the three month period ended December 31, 2002 from A$50.5 million in the prior period. This decline was primarily due to the depreciation of the local currencies, primarily the Argentinian peso, versus the Australian dollar. The devaluation of foreign currency exchange rates led to a decline in Australian dollar reported revenue of approximately A$33.4 million. Prior to December 31, 2001, the Argentinian peso was pegged to the U.S. dollar. Since the peg was removed, the Argentinian peso has depreciated from ARP0.84:A$1 as at December 31, 2001 to ARP1.90:A$1 as at December 31, 2002. While we have managed to increase selling prices in local currency terms, revenues, as reported in Australian dollars have declined significantly. While the decrease in the Argentinian peso had the greatest impact on our reported revenue, we have also been adversely affected by currency depreciation in Uruguay and Brazil. Revenues of A$8.2 million from Fleischmann's Latin American yeast and industrial bakery ingredients business acquired during the three months offset some of the decrease.

Revenue in the Asia Pacific region increased 6.3% to A$40.3 million in the fiscal three months ended December 31, 2002 from A$37.9 million in the prior corresponding period. This increase was primarily due to volume increases in China over the prior year period largely as a result of the Harbin plant expansion, and in Vietnam and Sri Lanka.

Herbs and Spices

Operating revenue in our herbs and spices business decreased 3.5% to A$140.7 million in the three month period ended December 31, 2002 from A$145.8 million in the prior period. This decrease in operating revenue was primarily due to the appreciation of the Australian dollar against the U.S. dollar (approximately A$12.6 million).

Vinegar

Revenue in our vinegar business decreased 86.8% to A$2.5 million in the three month period ended December 31, 2002 from A$18.9 million in the three month period ended December 31, 2001. The sale of this business to Swander Pace Capital LLC, a private equity investor, was completed on October 8, 2002. The disposal of the business towards the beginning of the three month period led to the decrease in revenue.

Terminals

Revenue in our terminals business was nil in the three month period ended December 31, 2002 compared to A$7.6 million in the prior year, as we completed the sale of this business to Kaneb Pipe Line Operating Partnership, LP on September 18, 2002.

Cost of Goods Sold

Cost of goods sold decreased 11.6% to A$181.3 million in the three month period ended December 31, 2002 from A$205.0 million in the previous period. Foreign currency exchange rate movements versus the Australian dollar reduced reported cost of goods sold by approximately A$32.5 million. Margin increases in North America and Australia, as a result of improved manufacturing efficiencies from plant closures, were offset by cost increases particularly in Latin America as a result of the currency devaluation. The inclusion of the Fleischmann's South American yeast and industrial bakery ingredients business acquired during the three months also resulted in higher cost of goods sold compared to the corresponding period last year.

Selling, General and Administration Costs

Selling, general and administration costs consist of our selling, marketing and distribution expenses and our general and administrative expenses. Our selling, general and administration costs decreased 8.5% to A$122.9 million in the three month period ended December 31, 2002 from A$134.3 million in the prior period. The decrease was primarily due to the depreciation of the U.S. dollar versus the Australian dollar.

Profits from Associates

Profits from associates are allocated to industry segments and geographic segments by region based on their location and are included in operating income. Our share of net profits of associates accounted for using the equity method decreased 13.3% to A$2.6 million in the three month period ended December 31, 2002 from A$3.0 million in the three month period ended December 31, 2001.

Operating Income

Operating income before individually significant items decreased 13.8% to A$70.8 million for the three month period ended December 31, 2002 from A$82.1 million for the three month period ended December 31, 2001.

Yeast and Bakery Ingredients

Operating income in our yeast and bakery ingredients business in the three month period ended December 31, 2002 decreased 14.5% to A$47.0 million from A$55.0 million in the three month period ended December 31, 2001.

Operating income in North America decreased 14.7% to A$29.0 million from A$34.0 million in the prior half year period. Cost reduction initiatives arising from the closure of our Oakland plant and reductions in our administrative staff, were partially offset by the depreciation of the U.S. dollar versus the Australian currency and reduced consumer yeast volumes.

Operating income in Europe decreased 1.4% to A$6.8 million from A$6.9 million. Improvements in operating income in Portugal resulting from the new yeast dryer and price increases in Germany were offset by losses in Turkey as a result of intense price competition and staff redundancies.

Operating income in South America decreased 60.3% to A$2.5 million in the three month period ended December 31, 2002 from A$6.3 million in the three month period ended December 31, 2001. The depreciation of the local currencies led to a decline in Australian dollar earnings of approximately A$4.1 million. This was partly offset by local price increases and the inclusion for the first time of the Fleischmann's Latin American yeast and industrial bakery ingredients business acquired during the three months.

Operating income in Asia Pacific increased 11.5% to A$8.7 million from A$7.8 million. The majority of the increase related to volume increases in China and Vietnam.

Herbs and Spices

Operating income in our herbs and spices business, before the individually significant item relating to the provision for amounts due from Kmart USA recorded in the prior corresponding period, increased 3.5% to A$29.2 million in the three month period ended December 31, 2002 from A$28.2 million in the three month period ended December 31, 2001. This resulted from an improvement of A$3.3 million (11.7%) due to cost reduction initiatives and improved sales volumes which were partially offset by the negative effect of the depreciation of the U.S. dollar versus the Australian dollar of A$2.3 million.

Vinegar

The sale of this business to Swander Pace Capital LLC, a private equity investor, was completed on October 8, 2002.

Terminals

On September 18, 2002, we completed the sale of this business to Kaneb Pipe Line Operating Partnership, LP.

Individually Significant Items

Net profit for the three months ended December 31, 2002 included net gains from individually significant items of A$4.0 million. This amount was comprised of the A$7.3 million payment we received in respect of the purchase price adjustment in connection with the sale of our terminals business and an A$11.1 million gain on the sale of our vinegar business. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that will be expensed as a result of refinancing our existing secured senior funding in connection with our proposed acquisition of Goodman Fielder.

The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation.

Net Interest Expense and Income Tax

Net interest expense increased 45.2% to A$25.7 million in the three month period ended December 31, 2002 from A$17.7 million in the three month period ended December 31, 2001. The increase was due to the additional interest expense incurred on our U.S.$400 million 9¾% senior subordinated notes due 2012 that we issued on June 21, 2002. This increased borrowing costs in the three month period by approximately A$17.3 million. This was partially offset by increased interest income of approximately A$2.8 million and the impact of the relative depreciation of the U.S. dollar versus the Australian dollar.

Income tax expense increased 102.1% to A$9.7 million in the three month period ended December 31, 2002 from A$4.8 million in the three month period ended December 31, 2001. The three months ended December 31, 2002 included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$10.3 million, or 21.2%, to A$38.3 million for the three months ended December 31, 2002 from A$48.6 million for the three months ended December 31, 2001.

Six Month Period Ended December 31, 2002
Compared to Six Month Period Ended December 31, 2001

Overview

Net profit for the six month period ended December 31, 2002 increased to A$95.1 million from A$67.8 million in the corresponding period of fiscal 2002. The increase was primarily due to the unusual gains recorded on the sale of our terminals business (A$40.7 million), and our vinegar business (A$11.1 million), the sale of a property that was previously the site of our yeast plant in South Yarra, Australia (A$6.6 million), partially offset by a provision for deferred borrowing costs (A$14.4 million) that will be expensed as a result of refinancing our existing secured senior funding in connection with our proposed acquisition of Goodman Fielder. Increased interest expense, arising from the issue of U.S.$400 million of 9¾% senior subordinated notes due 2012 in June 2002 as well as the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, offset the operational improvement before individually significant items.

Operating Revenue

Operating revenue from sales of goods and rendering of services, which we refer to as operating revenue, decreased 11.4% to A$694.9 million for the six month period ended December 31, 2002, from A$784.5 million for the six month period ended December 31, 2001. This decrease was principally due to the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso (the overall effect was a reduction in operating revenue of A$115 million). These factors were partially offset by price increases in certain markets and volume growth, primarily in Asia.

Yeast and Bakery Ingredients

Operating revenue in our yeast and bakery ingredients business in the six month period ended December 31, 2002 decreased 9.9% to A$413.4 million from A$458.9 million in the six month period ended December 31, 2001. Revenue declined approximately A$90.9 million as a result of changes in foreign currency exchange rate movements versus the Australian dollar.

Operating revenue in North America decreased 9.3% to A$184.8 million in the first half of fiscal 2003 from A$203.8 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$16.2 million. The contraction in the consumer yeast market further decreased operating revenue. Additional sales volumes in both our industrial yeast and yeast extracts businesses have partially offset this decline.

Operating revenue in Europe increased 2.2% to A$79.7 million in the six months from A$78.0 million in the prior corresponding period. This was primarily due to price increases in certain markets and increased sales in Portugal. Operating revenue reductions in Turkey due to the appreciation of the Australian dollar against the Turkish lira were offset by gains due to the appreciation of the Euro against the Australian dollar.

Operating revenue in South America decreased 31.6% to A$73.1 million in the six month period ended December 31, 2002 from A$106.8 million in the prior corresponding period. This decline was due to the depreciation of the local currencies, in particular the Argentinian peso, versus the Australian dollar which led to a

decline in Australian dollar reported revenue of approximately A$70.8 million. Prior to December 31, 2001, the Argentinian peso was pegged to the U.S. dollar. Since the peg was removed, the Argentinian peso has depreciated from ARP0.84:A$1 as at December 31, 2001 to ARP1.90:A$1 as at December 31, 2002. While the decrease in the Argentinian peso had the greatest impact on our reported operating revenue, we have also been negatively affected by currency depreciation in Uruguay and Brazil. We have managed to increase selling prices in local currency terms, which has partially offset the effects of the depreciation of these currencies against the Australian dollar. Operating revenues from Fleischmann's Latin American yeast and industrial bakery ingredients business acquired on October 31, 2002 have also offset some of the decrease.

Operating revenue in the Asia Pacific region increased 7.8% to A$75.8 million in the fiscal six months ended December 31, 2002 from A$70.3 million in the prior corresponding period. This increase was primarily due to volume increases in the region over the prior year period largely as a result of plant expansions.

Herbs and Spices

Operating revenue in our herbs and spices business decreased 7.2% to A$247.5 million in the six month period ended December 31, 2002 from A$266.7 million in the prior six months period. This decrease in operating revenue was primarily due to the depreciation of the Australian dollar against the U.S. dollar (approximately A$21.5 million).

Vinegar

Operating revenue in our vinegar business decreased 39.7% to A$25.5 million in the six month period ended December 31, 2002 from A$42.3 million in the six month period ended December 31, 2001. This was primarily due to the sale of this business to Swander Pace Capital LLC, a private equity investor, which was completed on October 8, 2002.

Terminals

Operating revenue in our terminals business decreased by 52.7% to A$7.0 million in the six month period ended December 31, 2002 from A$14.8 million in the prior corresponding period.

On September 18, 2002, we completed the sale of this business to Kaneb Pipe Line Operating Partnership, LP. The disposal of the business during the six month period led to the decrease in operating revenue.

Cost of Goods Sold

Cost of goods sold decreased 14.5% to A$348.6 million in the six month period ended December 31, 2002 from A$407.6 million in the six month period ended December 31, 2001. Foreign currency exchange rate movements versus the Australian dollar reduced reported cost of goods sold by approximately A$66.8 million. In local currency terms, cost of goods sold was essentially unchanged from the prior corresponding period. Margins increased as a result of improved manufacturing efficiencies, primarily due to the closures of the high cost yeast plants in Oakland, U.S.A. and South Yarra, Australia.

Selling, General and Administration Costs

Selling, general and administration costs consist of our selling, marketing and distribution expenses and our general and administrative expenses. Our selling, general and administration costs decreased 9.0% to A$237.6 million in the six month period ended December 31, 2002 from A$261.1 million in the prior corresponding period. The decrease was primarily due to the depreciation of the U.S. dollar versus the Australian dollar.

Profits from Associates

Profits from associates are allocated to industry segments and geographic segments by region based on their location and are included in operating income. Our share of net profits of associates accounted for using the equity method decreased 10.2% to A$5.3 million in the six month period ended December 31, 2002 from A$5.9 million in the six month period ended December 31, 2001.

Operating Income

Operating income before individually significant items decreased 1.5% to A$122.3 million for the six month period ended December 31, 2002 from A$124.1 million for the six month period ended December 31, 2001.

Yeast and Bakery Ingredients

Operating income in our yeast and bakery ingredients business in the six month period ended December 31, 2002, before an individually significant gain of A$6.6 million recorded on the sale of a property that was previously

the site of our South Yarra, Australia yeast plant, decreased 4.5% to A$83.0 million from A$86.9 million in the six month period ended December 31, 2001.

Operating income in North America decreased 8.7% to A$46.1 million from A$50.5 million in the prior corresponding period. Cost reduction initiatives, arising from the closure of our Oakland plant and reductions in our administrative staff, were partially offset by the depreciation of the U.S. dollar versus the Australian currency and reduced consumer yeast volumes.

Operating income in Europe increased 5.6% to A$13.2 million from A$12.5 million. This was due to selling price increases and increased sales in Portugal, as described above. We also incurred start up costs relating to our new yeast dryer in Portugal in the prior corresponding period that were not incurred in the current period.

Operating income in South America decreased 32.8% to A$8.2 million in the six month period ended December 31, 2002 from A$12.2 million in the six month period ended December 31, 2001. The depreciation of the local currencies led to a decline in Australian dollar earnings of approximately A$7.4 million. This was largely offset by local price increases and cost reduction initiatives, arising from plant rationalization and administrative staff reductions in Argentina.

Operating income in Asia Pacific, before the individually significant item relating to the gain on the sale of the South Yarra property, increased 32.5% to A$15.5 million from A$11.7 million. This was largely due to volume growth.

Herbs and Spices

Operating income in our herbs and spices business, before the individually significant item relating to the provision for amounts due from Kmart Corporation recorded in the prior period, increased 16.7% to A$43.4 million in the six month period ended December 31, 2002 from A$37.2 million in the six month period ended December 31, 2001. This improvement is primarily due to cost reduction initiatives, the majority of which related to headcount reductions.

Vinegar

Operating income in our vinegar business decreased 33.9% to A$3.7 million in the six month period ended December 31, 2002 from A$5.6 million in the six month period ended December 31, 2001. This decline was due to the sale of the business on October 8, 2002.

Terminals

Operating income in our terminals business decreased 70.4% to A$1.6 million in the six month period ended December 31, 2002 from A$5.4 million in the six month period ended December 31, 2001. This decline was due to the sale of the business on September 18, 2002.

Individually Significant Items

Net profit for the six months ended December 31, 2002 included net gains from individually significant items of A$44.0 million. This was comprised of an A$40.7 million gain on the sale of the Terminals business, an A$11.1 million gain on the sale of the Vinegar business and an A$6.6 million gain on the sale of land in South Yarra, Australia. This was previously the site of a yeast plant that was decommissioned in July 2002. South Yarra's production has been transferred to our Camellia, Australia, facility. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that will be expensed as a result of refinancing our existing secured senior funding in connection with our proposed acquisition of Goodman Fielder.

The prior corresponding period included an A$10.1 million provision against amounts due from Kmart Corporation.

Net Interest Expense and Income Tax

Net interest expense increased 51.4% to A$54.5 million in the six month period ended December 31, 2002 from A$36.0 million in the six month period ended December 31, 2001. The increase was due to the additional interest expense incurred on our U.S.$400 million 9¾% senior subordinated notes due 2012 issued on June 21, 2002. This increased borrowing costs in the six month period by approximately A$34.5 million. This was partially offset by increased interest income of approximately A$5.7 million and the impact of the relative depreciation of the U.S. dollar versus the Australian dollar.

Income tax expense increased 68.2% to A$14.8 million in the six month period ended December 31, 2002 from A$8.8 million in the six month period ended December 31, 2001. The increase was primarily due to increased profits in China and Europe. Increased profits in the United States had no impact upon income tax expense due to

the utilization of tax losses. The current six month period also included an individually significant tax expense of A$4.6 million relating to a subsidiary ownership restructuring.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by A$27.3 million, or 40.3%, to A$95.1 million for the six months ended December 31, 2002 from A$67.8 million for the six months ended December 31, 2001.

Recent Developments

Fleischmann's Acquisition

On October 31, 2002, we acquired the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International for A$210.2 million, of which A$190.0 million was paid in the current period, subject to adjustment based on the working capital level of the business at closing. The acquisition was paid for from existing cash resources.

We have treated our acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America as a purchase transaction for financial accounting purposes and, in addition to other intangibles, goodwill has been recorded for the excess of the purchase price over the fair value of the net assets acquired. We are in the process of determining what proportion of the total intangible asset should be classified as a separately identifiable intangible asset, with the remainder, if any, to be recorded as goodwill.

Sale of Vinegar Business

On August 23, 2002, we announced that we had entered into an agreement to sell our vinegar business to Swander Pace Capital L.L.C., a private equity investor. We completed this sale on October 9, 2002 and received initial proceeds of A$82.6 million, before costs. We have paid an adjustment of A$2.0 million to the purchaser based on the working capital level of the vinegar business at closing of the sale.

Sale of Terminals Business

On August 7, 2002, we announced that we had entered into an agreement to sell our terminals business to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002 resulting in a A$40.7 million gain. An additional gain of A$7.3 million being brought to account in the three months ended December 31, 2002.

Proposed Goodman Fielder Acquisition

On December 13, 2002 the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited, a listed Australian public company, for A$325.6 million. On January 3, 2003, the Group made an offer for all of the remaining outstanding ordinary shares of Goodman Fielder Limited for cash, at a price of A$1.85 per share. On February 6, 2003, the Group announced that it had acquired an additional 41 million outstanding ordinary shares of Goodman Fielder at an aggregate purchase price of approximately A$74.6 million. This acquisition increased the Group's ownership interest in Goodman Fielder to approximately 19.8% of Goodman Fielder's outstanding ordinary shares, including outstanding ordinary shares of Goodman Fielder that the Group had previously acquired. The Group's aggregate offer of approximately A$2,200 million includes approximately A$400.2 million for the 19.8% of Goodman Fielder's outstanding ordinary shares that the Group has already acquired.

The Group's offer to acquire Goodman Fielder Limited is subject to a number of contingencies and conditions, including regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2000, 2001 and 2002, as well as for the six month periods ended December 31, 2001 and 2002. This information has been extracted from our audited consolidated financial statements for fiscal 2002 and our unaudited interim consolidated financial statements for the six months ended December 31, 2002.

	Year Ended June 30,			Six Months Ended December 31,	
	2000	2001	2002	2001	2002
			(A$ million)		
Net cash provided from operating activities	$ 152.1	$ 118.4	$ 213.1	$ 107.5	$ 124.8
Net cash provided from (used in) investing activities	(32.9)	(89.8)	(105.8)	(49.5)	(368.8)
Net cash (used in) financing activities	(21.4)	(17.5)	607.4	(54.1)	(163.0)
Net increase (decrease) in cash held	$ 97.8	$ 11.1	$ 714.7	$ 3.9	$ (407.0)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash provided from operating activities for the six months ended December 31, 2002 was A$124.8 million compared to A$107.5 million for the six month period ended December 31, 2001. The increase was primarily due to increased interest income and a reduction in our borrowing costs paid due to the fact that, although interest expense has been accrued, interest payments on our 9 ¾ % senior subordinated notes due 2012 issued in June 2002 do not begin until January 2003.

Net cash used in investing activities for the six months ended December 31, 2002 was a net outflow of A$368.8 million compared with a net outflow of A$49.5 million for fiscal 2002. This was primarily due to the purchase of 14.9% of the outstanding ordinary shares of Goodman Fielder Limited for A$325.6 million. Net cash used in investing activities also reflects the remaining payment for acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International Inc. of A$190.0 million offset by the receipt of gross proceeds from the sale of the vinegar business in North America (A$80.6 million) and our terminals business (A$86.4 million). Net proceeds were A$77.4 million from the sale of the vinegar business in North America, and A$81.4 million from the sale of our terminals business.

Net cash used in financing activities for the first half of fiscal 2003 was A$163.0 million compared to A$54.1 million for the corresponding six months in fiscal 2002. The increase was primarily due to the payment of A$181.1 million to redeem debt bonds outstanding offset by proceeds of A$50.1 million from the exercise of options, including the exercise of approximately 250.0 million options by our major shareholder, Mr. Hart. In the first six months of fiscal 2002, we refinanced our senior debt, repaid our outstanding 7.5 % Notes and raised new equity.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements, other than our potential acquisition of Goodman Fielder. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

At December 31, 2002, approximately 979.2 million options to subscribe for ordinary shares in Burns Philp were outstanding. Mr. Hart, our major shareholder, currently beneficially owns 75.2% of these options. Our options have an exercise price of A$0.20 and can be exercised at any time up to August 14, 2003. The exercise price of the options is less than the current market price of our ordinary shares, which, at February 6, 2003 was A$0.48 per share.

Since June 30, 2002, we have installed a new warehouse picking system in our herbs and spices operation, continued the plant consolidation project in Argentina and continued work on projects to expand the capacity of our yeast plants in Harbin, China and Chiplun, India. We expect that, subject to any acquisitions that we may make, capital expenditures in fiscal 2003 and future periods will generally approximate depreciation.

Management's Discussion and Analysis of Results of Operations and Financial Condition (cont.)

Capital Expenditures and Commitments

Other than as discussed in "Recent Developments" above, there have been no material changes from the information previously provided in our Annual Report (Total debt and Capital lease obligations – Note 15; Operating leases and Capital expenditure – Note 22) other than the repayment of our outstanding 5.5% guaranteed subordinated convertible debt bonds due 2004. This repayment of A$181.1 million was made from a portion of the proceeds from the issuance of our 9 ¼% senior subordinated notes due 2012.

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates, and may vary if interest rates change. As interest rates increase, so does our interest expense. Conversely, if interest rates decrease, interest expense also decreases.

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, Canada, Europe and New Zealand. Our policy is to have no more than 25% of our outstanding net debt exposed to movements in interest rates.

At December 31, 2002, we had total interest bearing liabilities outstanding of approximately A$1,466.3 million.

At December 31, 2002, we had entered into certain derivative transactions with a face value of A$460.7 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 7.15%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$292.9 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding at December 31, 2002 would change by A$3.0 million. At December 31, 2002, our interest rate swaps had an unrealized "mark to market" loss, of approximately A$27.3 million

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. We have production facilities and sales operations in 29 countries. In addition, we sell products into a large number of additional markets. The majority of our revenues, expenditures and cash flows are generated, and our assets and liabilities located, in countries outside Australia. The functional currencies of our major markets are the U.S. dollar, the Euro, the Canadian dollar, the Argentinian peso and the Chinese remimbi. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

- financial reporting,
- cash flow, and
- specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. In some jurisdictions, such as China, we are unable to create this natural hedge to the extent we would like, due to the difficulty in borrowing funds in these

jurisdictions. We do not enter into any derivative transactions to manage our Australian dollar reported earnings. For the year ended June 30, 2002, we derived approximately 96% of our operating revenue from sources outside of Australia.

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, we borrow funds in the currencies in which we generate the majority of our cash flows. As a result, movements in exchange rates generally will have a minimal effect on the net cash flow of a specific country.

Specific Transactions. If a company in our group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of December 31, 2002, the value of forward foreign exchange contracts that we had entered into was insignificant.

If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our operating income for the year ended June 30, 2002 as reported in Australian dollars would have decreased by approximately A$18.2 million.

Commodity Risk

We are a purchaser of certain commodities such as molasses and black pepper. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, we do not use commodity financial instruments to hedge commodity prices due to a correlation between the commodity cost and the ultimate selling price of the product in addition to the fact that these instruments are not readily available. This correlation between commodity cost and ultimate selling price is not perfect however, as we, for a variety of reasons, occasionally are unable to increase our selling prices to account for increased commodity costs. As appropriate, we occasionally enter into cancelable forward purchase contracts for raw materials, to reduce the effect of price fluctuations on future manufacturing requirements. As of December 31, 2002, we were party to contracts for the purchase of raw materials in quantities which we expect to use in our operations during a reasonable period in the normal course of business.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments. The credit risk on financial assets, excluding investments, of our group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts. We are not materially exposed to any individual customer.

Unrecognized Financial Instruments.. The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us as of December 31, 2002.

Pension Plans

We sponsored five defined benefit pension plans at June 30, 2002. Our contributions are based on the advice of our plans' actuaries and amounted to A$6.7 million during the year ended June 30, 2002. The weighted average expected rate of return on plan assets at June 30, 2002 was 8.29%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of material additional pension expense.

Taxation

The group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the group uses the liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the "virtual certainty" test and it is more demanding than the test required under U.S. GAAP, which is usually described as the "more likely than not" test.

Also, while we recognize some future income tax benefit, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are available across different jurisdictions but primarily in Australia and the United States. At June 30, 2002, the tax benefit of the total unrecognized tax losses and timing differences was estimated to be A$368.8 million.

EXHIBIT 1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,					Six months Ended December 31,	
	1998	1999	2000	2001	2002	2001	2002
	(A$ in million except for ratios)						
Net profit (loss) from continuing operations before extraordinary items, income taxes and minority interests	$(220.1)	$55.9	$81.3	$81.8	$101.9	$67.3	$54.7
Share of net profit of associates	(7.3)	(10.5)	(11.6)	(12.4)	(10.1)	(5.4)	(5.3)
Dividends received from associates	5.2	5.3	7.8	8.6	15.3	8.4	4.5
	$(222.2)	$50.7	$77.5	$78.0	$107.1	$70.3	$53.9
Fixed charges:							
Borrowing costs	$128.1	$111.9	$90.9	$95.8	$72.9	$39.4	$63.6
Estimated interest in rental Payments	4.8	2.9	2.1	2.2	1.7	1.0	1.0
Total fixed charges	$132.9	$114.8	$93.0	$98.0	$74.6	$40.4	$64.6
Earnings available for fixed charges	$ -	$165.5	$170.5	$176.0	$181.7	$107.7	$119.3
Ratio of earnings to fixed charges	-	1.44x	1.83x	1.80x	2.44x	2.67x	1.85x

For purposes of determining the ratio of earnings to fixed charges, and the deficiency, if any, earnings are defined as net profit from continuing operations before related income tax expenses, extraordinary items, minority interests, and income or losses from equity accounted associates, plus distributed income from equity accounted associates and fixed charges. Fixed charges consist of borrowing costs expensed (as a result of refinancing our existing secured senior funding in connection with our proposed acquisition of Goodman Fielder) and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and a portion of lease rental expenses, which is the portion deemed to be representative of the interest factor. For the fiscal year ended June 30, 1998, earnings were insufficient to cover fixed charges by A$89.3 million.